EXHIBIT 15.01
LETTER ON UNAUDITED FINANCIAL INFORMATION OF THE COMPANY

February 25, 2003

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Commissioners:

We are aware that our report dated November 8, 2002 on our review of interim financial information of Pepco Holdings, Inc. (PHI) for the period ended September 30, 2002 included in PHI's Quarterly Report on Form 10-Q for the quarter than ended is incorporated by reference in its Registration Statement on Form S-4 dated February 25, 2003.

Yours very truly,

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP